CANADA	)	IN THE MATTER OF THE ANNUAL AND
)
	)	SPECIAL MEETING OF SHAREHOLDERS OF
PROVINCE OF ONTARIO	)
	)	POINTS INTERNATIONAL LTD, TO BE
)
TOWN OF RICHMOND HILL	)	HELD ON THE 7TH DAY OF MAY, 2008
)

TO WIT:

I, Carmen LaCavera, of the Town of Richmond Hill, the Municipality of York Region,

MAKE OATH AND SAY:

1.

I am an Administrator with Computershare Communication Services, a division of Computershare Investor Services Inc., and have knowledge of the matters herein deposed to.

2.

Computershare Investor Services Inc. is Transfer Agent and Registrar for Points International Ltd.

3.

In accordance with the provisions of the Ontario Business Corporations Act, I caused to be mailed on the lst day of April, 2008, to the registered holders of Common Shares of Points International Ltd. to their address of record at the close of business on the 24th day of March, 2008, the following documents, namely:

Exhibit A

Notice of Annual Meeting of Shareholders

Exhibit B

Management information Circular

Exhibit C

2007 Annual Report (as requested)

Exhibit D

Form of Proxy

Exhibit E

Return Envelope - Prepaid Canadian Postage

Exhibit F

Return Envelope - Non Prepaid All Other Countries Postage

true copies of which are annexed hereto and marked as Exhibits A, B, C, D, E & F respectively, to this Affidavit.

AND I MAKE this solemn declaration conscientiously believing the same to be true and of the same force and effect as though made under oath by virtue of the Canada Evidence Act.

SWORN before me at the town of	)
Richmond Hill this day of April, 2008)
)
)
)
)
	)	Carmen LaCavera
)
A Commissioner, etc,	)